

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

April 13, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Anheuser-Busch InBev Worldwide Inc., guaranteed by Anheuser-Busch InBev SA/NV, Anheuser-Busch InBev Finance Inc., Brandbev S.à r.l., Brandbrew S.A., Cobrew NV, and Anheuser-Busch Companies, LLC, under the Exchange Act of 1934.

- 3.500% Notes due 2024
- 4.000% Notes due 2028
- 4.375% Notes due 2038
- 4.600% Notes due 2048
- 4.750% Notes due 2058
- Floating Rate Notes due 2024

*This certification is being filed to correct the issuer designation in the previous certification (SEC Accession No. 0000876661-18-000325) and will supersede such certification.

Sincerely,

An Intercontinental Exchange Company